Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIOS

	Fiscal Year Ended			6-Months Ended		9-Months Ended
	July 2, 1999	June 30, 2000	June 29, 2001	December 28, 2000	December 29, 2001	September 28, 2001	September 27, 2002
				(dollars in thousands)
Earnings:
Income Before Taxes and Minority Interests	32,233	78,731	49,356	18,187	16,080	42,699	66,010
Fixed Charges	23,187	19,920	28,742	14,078	11,901	21,005	67,246

Total Earnings, Including Fixed Charges	55,420	98,651	78,098	32,265	27,981	63,704	133,256
Fixed Charges:
Interest Expense on Debt	17,653	12,699	19,251	9,067	7,252	14,116	57,481
One-Third of Rental Expense for All Operating Leases (the amount deemed representative of the interest factor)	5,534	7,221	9,491	5,011	4,649	6,889	9,765

Total Fixed Charges	23,187	19,920	28,742	14,078	11,901	21,005	67,246

Ratio of Earnings to Fixed Charges	2.4	5.0	2.7	2.3	2.4	3.0	2.0

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